

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

27 August 2003



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

dlw 9/8

Lodgement with Australian Stock Exchange:
27 August 2003 - ASX Financial Report for the half-year ended 30 June 2003

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

FIRST AUSTRALIAN RESOURCES LTD

ABN 41 009 117 293

FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
30 JUNE 2003

FIRST AUSTRALIAN RESOURCES LTD

ABN 41 009 117 293

FINANCIAL REPORT

FOR THE HALF YEAR ENDED 30 JUNE 2003

FIRST AUSTRALIAN RESOURCES LTD
DIRECTORS' REPORT

The directors of First Australian Resources Ltd submit herewith the financial report for the halfyear ended 30 June 2003. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during or since the end of the halfyear are:

Mr M J Evans
Mr C L Cavness
Mr W R Grigor

REVIEW OF OPERATIONS

The consolidated loss of the economic entity for the halfyear after income tax was $2,143,640 (Half year ended 30 June 2002 profit $10,946).

During the half year the economic entity continued to explore for oil and gas in Australia, the United States of America and China. A more detailed review of exploration activity is included in quarterly activity reports lodged with the Australian Stock Exchange.

Sales revenues of $1,432,127 from oil and gas represented an increase of 15.7% compared to the previous corresponding six monthly period. Gas prices averaged US$5.12 per thousand cubic feet compared to US$2.75 during the corresponding six month comparative period. Oil prices averaged US$30.29 per barrel compared to US$20.79 in the corresponding comparative reporting period. These higher product prices combined with lower volumes and a strengthening of the Australian dollar during the current period were the main factors affecting revenues.

The entity's direct share of gas sales decreased by 22.2% from 95,000 thousand cubic feet to 73,900 thousand cubic feet while oil sales decreased by 31.8% from 19,151 barels to 13,062 barrels. Volume changes reflected lower levels of new drilling during the current period and normal decline associated with production from existing wells.

During the current half year the entity elected not to continue in permits EP 395 and EP 397 (offshore Australia) and wrote off carrying costs including the Banjo1 well cost. Exploration write downs during the half totaled $2,511,267 and more than offset the USA sector profit of $493,033.

Looking forward the company will focus on addiional drilling activity in the USA and, with the exception of its promising Beibu Gulf Block, offshore China, will reduce its dependence on wildcat wells, particularly on Australia's North West Shelf area.

Investment sentiment for small oil and gas explorers listed on the Australian Stock Exchange remains subdued despite good energy prices. The terms under which future capital can be raised are subject to varying conditions. Exploration continues to involve high risk and the outcome of this activity remains uncertain.

Signed in accordance with a resolution of the directors.

On behalf of the Directors

Mr M J Evans
Director
Perth, 27 August, 2003

INDEPENDENT REVIEW REPORT TO THE MEMBERS

OF FIRST AUSTRALIAN RESOURCES LIMITED

Scope

We have reviewed the financial report ofFirst Australian Resources Limited for the half-year ended 30 June 2003 as set out on pages3 to 9. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity ad the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandaory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provded is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report ofFirst Australian Resources Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as a30 June 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

G K McHarrie
Partner
Chartered Accountants
Perth, 27 August 2003

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

FIRST AUSTRALIAN RESOURCES LTD
DIRECTORS' DECLARATION

The directors declare that:

(a) The attached financial statements and notes thereto comply with accounting standards;

(b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the consolidated entity;

(c) In the directors' opinion, the attached financial statements and notes thereto are in accordance with Corporations Act 2001; and

(d) In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable

Signed in accordance with a resolution of the directors made pursuant to section 303(5) of the Corporations Act 2001.

On behalf of the Directors

Mr M J Evans
Director

Perth, 27 August 2003

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 30 JUNE 2003

	NOTE	Half-Year ended 30-Jun-03 $	Half-Year ended 30-Jun-02 $
Revenue from ordinary activities	2	1,450,284	1,266,180
Expenses from ordinary activities	2	(3,561,742)	(1,225,868)
Borrowing costs	2	(32,182)	(29,366)
Profit / (Loss) From Ordinary Activities Before Income Tax Expense		(2,143,640)	10,946
Income tax expense relating to ordinary activities		-	-
Profit / (Loss) From Ordinary Activities After Income Tax Expense		(2,143,640)	10,946
Net Profit / (Loss) attributable to Members of the Parent Entity		(2,143,640)	10,946
Increase (decrease) in foreign currency translation reserve arising on translation of financial report of self-sustaining foreign operations		(1,228,683)	(807,986)
Total Revenue, Expense and Valuation Adjustments Attributable To Members of the Parent Entity Recognised Directly in Equity		(3,372,323)	(807,986)
Total Changes in Equity (other than contributed equity)		(3,372,323)	(797,038)

Earnings Per Share:

Basic Loss (cents per share)	0.01 cents	0.00 cents
Diluted Loss (cents per share)	0.01 cents	0.00 cents

Notes to the financial statements are included on pages 7 to 9

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE 2003

	30-Jun-03 $	31-Dec-02 $
CURRENT ASSETS		
Cash assets	1,996,423	1,020,213
Receivables	385,341	328,514
Prepayments	79,864	1,372,020
Total Current Assets	2,461,628	2,720,747
NON-CURRENT ASSETS		
Receivables	456	456
Investments	35	1,285
Property, plant and equipment	296,645	321,862
Oil and gas properties	8,722,113	11,188,680
Total Non-Current Assets	9,019,249	11,512,283
TOTAL ASSETS	11,480,877	14,233,030
CURRENT LIABILITIES		
Payables	199,523	255,947
Interest-bearing liabilities	16,440	439,363
Provisions	4,666	5,452
Total Current Liabilities	220,629	700,762
NON-CURRENT LIABILITIES		
Interest-bearing liabilities	673,293	421,589
Provisions	25,334	29,698
Total Non-Current Liabilities	698,627	451,287
TOTAL LIABILITIES	919,256	1,152,049
NET ASSETS	10,561,621	13,080,981
EQUITY		
Contributed equity	30,827,134	29,974,171
Reserves	(351,305)	877,378
Accumulated losses	(19,914,208)	(17,770,568)
TOTAL EQUITY	10,561,621	13,080,981

Notes to the financial statements are included on pages 7 to 9

FIRST AUSTRALIAN RESOURC ES LTD AND CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 30 JUNE 2003

	Half-Year ended 30-Jun-03 $ Inflows (Outflows)	Half-Year ended 30Jun-02 $ Inflows (Outflows)
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from customers	1,203,000	1,150,000
Payments to suppliers and employees	(725,625)	(786,154)
Interest received	17,000	28,000
Interest paid	(16,000)	(32,000)
Exploration and development expenditure	(126,000)	(1,636,000)
Prepayment of Exploration Costs	(76,130)	(1,280,000)
Net Cash provided by / (used in) Operating Activities	276,245	(2,556,154)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of property, plant and equipment	(50,000)	(43,000)
Proceeds on sale of investment securities	45,000	-
Loan to other entity	-	-
Net Cash Flows provided by (used in) Investing Activities	(5,000)	(43,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares, options	900,000	2,225,000
Cost of share placement	(44,000)	(108,000)
Repayment of borrowings	(50,000)	-
Net Cash Flows provided by (used in) Financing Activities	806,000	2,117,000
NET INCREASE (DECREASE) IN CASH HELD	1,077,245	(482,154)
CASH AT BEGINNING OF HALF YEAR	1,020,213	2,425,710
Effects of exchange rate changes on the balance of cash held in foreign currencies at the beginning of the half-year	(101,035)	(129,290)
CASH AT THE END OF THE HALF YEAR	1,996,423	1,814,266

Notes to the financial statements are included on pages 7 to 9

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2003

1. BASIS OF PREPARATION OF HALF-YEAR FINANCIAL STATEMENTS

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 1029 "Interim Financial Reporting". The halfyear financial report does not include notes of the type normally included in an annual financial report.

The half-year financial report should be read in conjunction with the 2002annual financial report together with any announcements made by First Australian Resources Ltd and its controlled entities during the halfyear in accordance with any continuous disclosure obligations arising under the Corporations Act 2001.

The accounting policies adopted in the preparation of the halfyear financial report are consistent with those adopted and disclosed in the 2002 annual financial report.

2. SIGNIFICANT TRANSACTIONS

	Half-Year Ended 30-Jun-03 $	Half-Year Ended 30-Jun-02 $
The operating profit before income tax includes the following items of revenue and expense:		
Revenue		
Oil and Gas Sales Revenue	1,432,127	1,237,419
Interest Revenue	18,157	28,052
Other Revenue	-	709
	1,450,284	1,266,180
Expenses		
Interest Expense	32,182	29,366
Exploration expenditure written off	2,511,267	98,571
Amortisation and depreciation	187,334	243,102
Operating expenses on oil and gas leases	436,976	304,640
Other expenses from ordinary activities	426,165	579,555
	3,593,924	1,255,234

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2003

3. SUBSEQUENT EVENTS

Subsequent to the financial year end,

(a) A bonus issue of 15,843,286 July 2005 Options was made to shareholders as at 31 July 2003 for no consideration.

(b) A Prospectus was lodged with ASIC and ASX on 5 August 2003 for an entitlement offer of up to 43,627,224 July 2005 Options at an issue price of $0.003 per Option. The issue is scheduled to close on 10 September 2003 and is expected to raise $130,882 before costs of the issue.

Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantively enacted on 21 October 2002. This legislation, which includes both mandatory and elective elements, is applicable to the company.

At the date of this report the directors have not assessed the financial effect, if any, that implementation of the tax consolidation system may have on the company and consolidated entity, and accordingly, the directors have not made a decision whether or not to elect to be taxed as a single entity.

The financial effect of these events noted above has not been recognised.

Other than as stated in this note, the directors are not aware of any other matters or circumstances at the date of this report, other than those referred to in this report, that have significantly affected or may significantly affect the operations, the results of the operations or the state of affairs of the consolidated entity in subsequent financial years.

4. CONTINGENT LIABILITIES

The company has guaranteed a loan facility granted to a controlled entity. At 30 June 2003 the amount guaranteed totaled $670,426. This facility is also secured by a mortgage agreement covering certain but not all of the proved producing wells of First Australian Resources, Inc.

The company has entered into an agreement in which it has provided a guarantee of $17,000 for Sanori Developments Pty Ltd in respect of the rent for the premises. This guarantee is supported by a deposit of $26,618 with Westpac Bank.

A deed of indemnity has been entered into between the company and the wholly owned controlled Australian entitiesto meet each others liabilities in the event of a winding up.

There are no contingent liabilities arising from service contracts with executives.

5. ISSUANCES OF SECURITIES

The following share and option placements were made during the half-year to raise working capital for the Company.

An allotment of 20,000,000 shares at 4.5 cents per share together with 20,000,000 free July 2005 Options on 3 March 2003 raising $900,000 before issue expenses.

Costs associated with the capital raising amounted to $47,037.

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 30 JUNE 2003 (CONTINUED)

6. SEGMENTAL REPORTING - GEOGRAPHICAL

	Australia		USA	
	2003	2002	2003	2002
	$	$	$	$
Oil and gas sales	-	-	1,432,127	1,237,419
Other revenue	16,312	22,904	1,845	5,857
Eliminations	-	-	-	-
Total Revenue	16,312	22,904	1,433,972	1,243,276
Segment Results	(2,639,743)	(291,988)	493,033	302,934
Consolidation adjustments	-	-	-	-
Net Results	(2,639,743)	(291,988)	493,033	302,934

	China		Consolidated	
	2003	2002	2003	2002
Oil and gas sales	-	-	1,432,127	1,237,419
Other revenue	-	-	18,157	28,761
Eliminations	-	-	-	-
Total Revenue	-	-	1,450,284	1,266,180
Segment Results	-	-	(2,146,710)	10,946
Consolidation adjustments	-	-	3,070	-
Net Results	-	-	(2,143,640)	10,946

Industry Segments

The consolidated entity operates in the one industry being oil, gas and minerals exploration, development and production.